JohnsonDiversey Global Headquarters 8310 16th Street PO Box 902 Sturtevant, WI 53177-0902 USA

December 3, 2009

Ms. Melissa Rocha

Securities and Exchange Commission

Mail Stop 7010

1 Station Place, N.E.

Washington, D.C. 20549

Re:	JohnsonDiversey Holdings, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
File No. 333-108853
JohnsonDiversey, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
File No. 333-97427

Dear Ms. Rocha:

Reference is made to your letter dated November 10, 2009 (the “Staff Letter”) regarding comments by the staff of the Securities and Exchange Commission (the “Staff”) with respect to the above-captioned filings of JohnsonDiversey Holdings, Inc. (the “Company”) and JohnsonDiversey, Inc. (“JohnsonDiversey”). This letter responds to each comment of the Staff Letter. For ease of reference, the numbered paragraphs below correspond to the numbered paragraphs in the Staff Letter. The Staff comments appear in bold and italics and the responses of the Company and JohnsonDiversey follow.

1.	Please note that all comments below that require revision in future filings also apply to the language included in JohnsonDiversey Inc.’s Form 10-K and should be revised in future filings for JohnsonDiversey Inc.

All changes referenced below will be made in future filings of both the Company and JohnsonDiversey.

2.

In your executive overview, you discuss how the slowing of the global economy in combination with volatile raw materials prices have adversely affected your revenue and operating profit. However, you have not included any detailed discussion of the specific impact on your financials or your liquidity in MD&A. Please expand MD&A, in future filings, to quantify the impact factors such as slowing in the business travel and leisure industry have had on your hotel, restaurant and food and beverage customers and its current and expected future impact on you operations, financial position and liquidity. This disclosure should provide detailed information on your customers, expected trends, management’s response for managing these events, potential future actions by management and other detailed information. Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may affect other sources of liquidity, including your outstanding debt instruments and related covenant compliance as well as your need to refinance you existing debt under the Stockholders Agreement. In your response to this letter, please provide a detailed description of proposed future disclosure.

The Company reviewed its MD&A disclosures and reconsidered its commentary after evaluating the reporting and analytical resources used by its senior management in making strategic decisions and guiding the operations of the business.

Although routine assessment of operations includes review of several source documents, the Company’s key reporting and evaluation tools are provided by its financial consolidation system, monthly segmental reporting and global profitability reporting, which are described below:

•	Financial consolidation system- A geographic based compilation and reporting tool that aligns with the Company’s segmental reporting and holds actual and budget data.

•

Monthly segmental reporting- A segment-based reporting package compiled by management that reports and analyzes operational results largely on a geographic basis. References to sectors, customers and general economic factors are provided when explaining certain exceptions or variances.

•

Global profitability reporting (GPR)- A sector and large customer reporting tool that tracks revenue and certain profitability measures in a majority of the Company’s geographies. The tool was first employed in late 2008 but continues to be under development.

The Company manages its operations along geographic segments and its assessment tools generally align with its segmental presentation. Aside from its emerging GPR tool, the Company’s customer sector-based reporting is limited to exception based observations at the segment level.

The Company has invested heavily in recent years to improve its sector reporting capabilities, particularly in respect of the GPR tool; however, its geographic breadth and operating model present significant challenges and related analytical reporting limitations. Among other measurement restrictions, approximately one-third of the Company’s global sales come through indirect channels, primarily third party distributorships, making acquisition of detailed sector and end-user information very difficult and generally available only through estimation techniques.

The Company believes that its analytical tools are adequate to support directional measurement of customer sector performance and assessment of the financial impact of general economic conditions, but does not believe that its resources are sufficiently developed at this time to provide detailed quantitative disclosure.

After considering available data sources and the content of previous commentary, the Company will revise its future filings as follows:

MD&A Section

•	It will include a qualitative description of material changes in the sales performance of its customer sectors.

a.	To the extent that such changes are identified, the Company will:

i.	Describe the underlying driver(s).

ii.	Identify any known trends.

iii.	Identify any known future actions by management.

Example:

Lodging sector sales decreased from the prior year as a result of declining hotel occupancy rates globally, an outcome of the slowing global economy. We expect that the contraction will continue to have a negative impact on our operations through the current year. In response, we intend to pursue cost-saving measures through our restructuring program.

•

To the extent that the Company identifies material changes in general economic factors, it will expand its disclosure to address the expected affects on its financial position, operations and liquidity. The Company will provide qualitative disclosure and, when available, quantify impacts.

Example:

Although our customers are facing difficulties during the current credit shortage, the Company has developed collection programs to ensure timely receipt of cash payments. As a result, the Company has had no significant bad debt write-offs or increases to related reserves.

In respect of debt, covenant and liquidity related comments, please note that the Company settled and terminated its put arrangement with Unilever and completely refinanced its debt effective November 24, 2009. Accordingly, the Company believes that related questions and concerns have been addressed.

As the Company continues to refine and develop its reporting capabilities it will expand its sector and analytical disclosures.

3.	We note that your European reporting unit, which carries a significant amount of long lived assets and goodwill, has experienced decreases in sales and profits over the past six months as a result of the economic recession. To the extent this reporting unit has triggered or may trigger an interim impairment test under SFAS 142 and is at risk of failing step one of the impairment test, in future filings, please disclose the following:

•	The percentage by which fair value exceeded carrying value as of the most recent step-one test;

•	a description of the key assumptions that drive fair value; and

•	provide a discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect.

The Company, with the assistance of a third party valuation firm, completes a step-one impairment test under SFAS 142 for each of its reporting units on an annual basis. The Company routinely completes this analysis as of the first day of its fiscal fourth quarter, with the last analysis completed as of September 29, 2008. For 2008, the final report demonstrated that all reporting segments had fair values well in excess of carrying values. In the case of the European segment, fair value exceeded carrying value by approximately $520 million.

On an interim basis, at least quarterly and on an as needed basis if other facts and circumstances indicate the need to, the Company evaluates goodwill for impairment indicators. As a key and quantifiable value driver, the Company has chosen EBITDA as its primary benchmark measure for interim impairment reviews. The Company tracks its consolidated actual performance against benchmarks to assess whether or not a step-one evaluation may be necessary. Although the Company’s revenue and operating profit was tracking behind the prior year during the first six months of 2009, it did not trigger an interim impairment test during the period. The Company notes that the performance of the consolidated business and European segment has improved during the third quarter of 2009 and that its consolidated results are tracking ahead of its EBITDA projection.

The Company is currently working with a third party valuation firm in respect to its 2009 annual step-one test, to be performed as of October 3, 2009, but expects that fair value will exceed carrying value in all reporting units.

If the Company fails a step-one test or triggers an impairment indicator in the future, it will meet all SFAS 142 disclosure requirements.

4.	To the extent future non-compliance with any debt covenant is reasonably likely, please revise future filings to disclose the actual ratios/amounts for each period in comparison to the required ratios/amounts. The above disclosure will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Your disclosure should also address the risks and potential consequences of not complying with your debt covenants. See Section I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

The Company notes that in respect of its fiscal year ended December 31, 2008, non-compliance with any debt covenant was not considered reasonably likely. In the event that the Company breaches or is reasonably likely to breach a covenant, it understands its analysis and disclosure requirements in respect of IV.C of SEC Interpretive Release No. 33-8350 and will act accordingly.

On November 24, 2009, the Company and JohnsonDiversey refinanced their debt structures resulting in material new credit agreements and related covenants. The Company’s new covenants include non-GAAP measures for which it expects to provide disclosure under the guidance referenced in Question 10 of the SEC’s FAQ Regarding Use of Non-GAAP Financial Measures dated June 13, 2003.

5.

In Note 12 to the financial statements, you discuss the Stockholders’ Agreement with Holdco and Marga B.V. and your obligation to refinance JDI’s and the company’s indebtedness before May 2010. In connection with the put arrangement, the Company must use reasonable best efforts prior to May 3, 2009 and its best efforts after that date, to consummate a refinancing. Also, in connection the October 7 Investment

Agreement, you have agreed to obtain new debt financing. Please revise, future filings, to discuss the status of this refinancing and explain to the reader the reasonable best efforts you have made to do so in accordance with the agreement.

On November 24, 2009, in accordance with the terms of a redemption agreement with Unilever, the put provisions were settled and terminated. In addition, the Company completely refinanced its debt.

In respect of its response to the Staff Letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance with these filings and our disclosure obligations. Please do not hesitate to contact the undersigned or Scott Russell- Senior Vice President, General Counsel and Secretary (262-631-2746) regarding any questions, comments or requests for additional information you might have.

Very truly yours,

JOHNSONDIVERSEY HOLDINGS, INC.
JOHNSONDIVERSEY, INC.

/s/ Joseph F. Smorada
Joseph F. Smorada
Executive Vice President and Chief Financial Officer

cc:	Scott Russell
Christopher Slusar
Todd Herndon